UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[Ö]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 30, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-9247

Computer Associates Savings Harvest Plan
(Full title of the Plan)
Computer Associates International, Inc.
(Name of issuer of the securities held pursuant to the Plan)

One Computer Associates Plaza, Islandia, New York	11749
(Address of principal executive offices)	(Zip Code)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Financial Statements and Supplemental Schedule

March 30, 2002 and 2001

(With Independent Auditors' Report Thereon)

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Table of Contents

Page

Independent Auditors' Report	1

Financial Statements:
Statements of Assets Available for Benefits as of March 30, 2002 and 2001	2
Statement of Changes in Assets Available for Benefits for the Year Ended March 30, 2002	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Independent Auditors' Report

Computer Associates Savings Harvest Plan Committee
Computer Associates Savings Harvest Plan:

We have audited the accompanying statements of assets available for benefits of Computer Associates Savings Harvest Plan (the Plan) as of March 30, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended March 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of March 30, 2002 and 2001, and the changes in assets available for benefits for the year ended March 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
KPMG LLP

New York, New York
September 9, 2002

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Statement of Assets Available for Benefits

March 30, 2002 and 2001

	2002	2001

Assets:
Investments: Cash Mutual funds Computer Associates Stock Fund Group annuity contract, at contract value Participant loans Total investments	$7,297,795 535,131,644 157,751,385 - 11,567,063 711,747,887	$2,062,466 506,945,178 193,009,146 6,111,552 10,989,104 719,117,446
Employer's contributions receivable	23,652,524	23,797,804

Assets available for benefits	$735,400,411	$742,915,250

See accompanying notes to financial statements.

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Statement of Changes in Assets Available for Benefits

Year ended March 30, 2002

Additions to assets attributed to:
Contributions: Participants' Employer's Interest and dividend income Net depreciation in fair value of investments Transfers from other plans Total additions	$51,902,070 33,406,619 13,825,094 (38,174,156 14,129 60,973,756)
Deductions from assets attributed to: Benefit paid to participants Administrative expenses Total deductions	68,191,034 297,561 68,488,595
Net decrease	(7,514,839)

Assets available for benefits at beginning of year	742,915,250

Assets available for benefits at end of year	$735,400,411

See accompanying notes to financial statements.

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Notes to Financial Statements

March 30, 2002 and 2001

(1)	Description of the Plan

The following description of the Computer Associates Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible salaried employees. Employees are eligible to participate in the Plan with respect to pre-tax contributions immediately. Eligibility with respect to employer matching and discretionary contributions occurs in the month following completion of one full year of service to Computer Associates International, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Computer Associates Savings Harvest Plan Committee (Plan Committee) which consists of senior management of the Company. The trustee of the Plan is Fidelity Investments.

(b)	Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participant's balance invested therein. Such balance includes earnings and losses allocated to each participant's account based upon the percentage investment that each participant's account balance bears to the total of all participant account balances as well as the participant's investment election. Forfeited balances of terminated participants' nonvested accounts may be used to reduce future Company contributions and pay for the Plan's administrative expenses.

(c)	Contributions

Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 15%. Each participant can change this election at any time.

To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $11,000 and $10,500 for the calendar years ended December 31, 2002 and 2001, respectively. Participants may also contribute on an after-tax basis.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant's contribution up to a maximum of 2.5% of the participant's base compensation (contributions are subject to certain IRC limitations). The total matching contribution for the year ended March 30, 2002 was $12,439,313 of which $2,685,218 was funded from plan forfeitures.

In addition to its matching contribution, the Company may contribute to the Plan on behalf of eligible participants, a discretionary contribution in an amount that the board of directors of the Company may, in its sole discretion, determine. The discretionary contribution for the year ended March 30, 2002 was $23,652,524, which was paid in the form of 1,188,569 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who is an

(Continued)

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Notes to Financial Statements

March 30, 2002 and 2001

employee of the Company on March 30 of that year, generally in the same ratio that the participant's base compensation for the plan year bears to the base compensation of all participants for such plan year. The discretionary contribution was allocated directly to the Computer Associates Stock Fund into each participant's account in April 2002.

(d)	Vesting

Participants are immediately vested in their elective contributions. The matching and discretionary contributions made by the Company vest as follows:

Percent	After years
vested	of service

0%	Less than 3
20%	3
40%	4
60%	5
80%	6
100%	7

In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.

(e)	Investment Options

The assets of the Plan are invested by Fidelity Investments in nine separate funds:

Fidelity Retirement Money Market Portfolio - invests in short-term, U.S. dollar denominated money market securities of domestic and foreign issues.

Fidelity Intermediate Bond Fund - invests in U.S. dollar denominated investment-grade bonds.

Fidelity Puritan Fund - invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities.

Fidelity Growth and Income Portfolio - invests a majority of its assets in common stocks, and may invest in bonds.

Fidelity Spartan U.S. Equity Index Fund - invests at least 80% of its assets in common stocks included in the Standard and Poor's 500 index.

Fidelity Magellan Fund - invests primarily in common stocks of domestic and foreign issuers.

Fidelity Diversified International Fund - invests at least 65% of its assets in foreign securities, primarily in common stock.

(Continued)

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Notes to Financial Statements

March 30, 2002 and 2001

Fidelity Aggressive Growth Fund - invests primarily in common stocks of domestic and foreign issues.

Computer Associates Stock Fund - invests in the common stock of the Company and temporarily in short-term liquid investments such as interest-bearing cash in the Fidelity Institutional Money Market Portfolio Class One.

Platinum Stable Value Fund - consists of units in the Fidelity Retirement Money Market Portfolio and a group annuity contract with Pacific Mutual Life Company. During the year ended March 30, 2002, this fund was eliminated as an investment option. All assets were transferred to the Fidelity Retirement Money Market Portfolio.

Participants may direct future contributions or transfer their current investment balances between funds on a daily basis.

(f)	Payment of Benefits

The Plan provides for benefit distributions to Plan participants or their beneficiaries upon the participant's retirement, termination of employment or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal provision criteria in the Plan and the approval of the Plan Committee.

(g)	Participant Loans

Any participant may take a loan from his/her account once certain provisions of the Plan have been met. Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his or her beneficiaries may be entitled. Interest rates on loans are fixed based on the prevailing market rate when the application for the loan is submitted. The prevailing rate at March 30, 2002 was 5.75%. All loans are being repaid in equal semimonthly installments and extend from periods of one to five years. Certain loans that were transferred from other plans had terms in excess of five years as they were for purchases of principal residences. Loans outstanding as of March 30, 2002 bore interest ranging from 5.75% to 10.5% and the terms range from one to twenty years. Participant loan fees are borne by the participant and amounted to $39,965 for the year ended March 30, 2002.

(h)	Administrative Expenses

To the extent that the costs of recordkeeping and administration of the funds are not covered by plan forfeitures, they are borne by the Company. Such costs for plan year ended March 30, 2002 were $231,995 and were paid, in full, by plan forfeitures.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.

(Continued)

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Notes to Financial Statements

March 30, 2002 and 2001

(2)	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The more significant accounting policies followed by the Plan are as follows:

(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual method of accounting.

(b)	Investments Valuation and Income Recognition

Investments in Fidelity Investment funds and the Computer Associates Stock Fund are stated at fair value based upon quoted prices in published sources. Participant loans are stated at cost. The difference between cost and fair value is not material to the Plan's financial statements. Investments in Platinum Stable Value Fund are included in the financial statements at contract value as reported to the Plan by Pacific Mutual Life Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

Included in the statement of changes in assets available for benefits is the net depreciation in the fair value of its investments, which consists of the realized gains or losses related to the sales of investments and the unrealized appreciation or depreciation on those investments for the year.

(c)	Payments of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives in its statement of net assets and measure those instruments at fair value with changes recognized in the statement of changes in net assets. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. As of April 1, 2001, the Company has adopted SFAS 133 and has not identified any derivative instruments subject to the provisions of SFAS 133, and therefore, the adoption did not have a material impact on the Plan's assets available for benefits.

(Continued)

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Notes to Financial Statements

March 30, 2002 and 2001

(f)	Basis of Presentation

Certain reclassifications have been made to the prior period financial statements to conform them to current presentations.

(3)	Investments

The following individual investments exceeded 5% of the Plan's assets available for benefits at March 30, 2002 and 2001:

	2002	2001
Fidelity Retirement Money Market Portfolio	$128,515,597	$103,837,770
Fidelity Puritan Fund	61,204,210	58,668,662
Fidelity Growth and Income Portfolio	72,497,800	68,120,149
Fidelity Spartan U.S. Equity Index Fund	73,664,201	75,728,270
Fidelity Magellan Fund	106,022,588	106,017,617
Fidelity Diversified International Fund	40,044,282	43,511,572
Computer Associates Stock Fund	157,751,385	193,009,146

During 2002, net depreciation in fair value of investments was as follows:

Mutual funds	$ 9,718,352
Computer Associates Stock Fund	28,455,804
$38,174,156

(4)	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services and recordkeeping amounted to $155,724 for the year ended March 30, 2002.

(5)	Discrimination Tests

Contributions to the Plan for 2002 are subject to the limitations contained in Sections 401(k) and 401(m) of the Internal Revenue Code (IRC). The Plan is in the process of finalizing the discrimination tests under these sections of IRC. The Company has stated that in the event it is determined that such limitations have been exceeded, appropriate corrective action will be taken prior to March 30, 2003 to maintain the qualified status of the Plan. Because the type of corrective action has not yet been determined, no amounts have been reflected in the financial statements as contributions receivable or liabilities of the Plan.

Contributions to the Plan in the 2001 plan year did not exceed the limits contained in Sections 401(k) or 401(m) of the IRC.

(Continued)

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Notes to Financial Statements

March 30, 2002 and 2001

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated June 12, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 at March 30, 2002 and 2001:

	2002	2001

Assets available for benefits per the financial statements	$735,400,411	$742,915,250
Less benefits payable to withdrawing participants	582,691	681,469
Assets available for benefits per the Form 5500	$734,817,720	$742,233,781

The following is a reconciliation of changes in assets available for benefits per the financial statements to the Form 5500 for the year ended March 30, 2002:

Net decrease in assets available for
benefits per the financial statements	$7,514,839
Add amounts allocated to withdrawing
participants at end of year	582,691
Less amounts allocated to withdrawing
participants at start of year	(681,469)

Net decrease in assets available for
benefits per the Form 5500	$7,416,061

(8)	Risks and Uncertainties

The Plan may invest in various types of investments securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for plan benefits.

(Continued)

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Notes to Financial Statements

March 30, 2002 and 2001

(9)	Subsequent Event

On April 1, 2002, the Plan was amended, effective March 31, 2002 to allow Plan participants to contribute as much as 20% of pre-taxable income into the Plan; participants who are over 50 years of age are allowed to contribute an additional $1,000 over the $11,000 IRC limitation for 2002 payroll deferrals; and the time period in which participants become fully vested in the employer matching contributions into the Plan has been reduced from a seven year to a six year vesting period.

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

March 30, 2002

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value

* Fidelity Investments	Fidelity Institutional Money Market Portfolio Class One, 7,297,795 units	$7,297,795
* Fidelity Investments	Fidelity Retirement Money Market Fund, 128,515,597 units	128,515,597
* Fidelity Investments	Fidelity Intermediate Bond Fund, 3,495,693 units	35,621,110
* Fidelity Investments	Fidelity Puritan Fund, 3,411,606 units	61,204,210
* Fidelity Investments	Fidelity Growth and Income Portfolio, 1,928,133 units	72,497,800
* Fidelity Investments	Fidelity Spartan U.S. Equity Index Fund 1,814,389 units	73,664,201
* Fidelity Investments	Fidelity Magellan Fund, 1,033,862 units	106,022,588
* Fidelity Investments	Fidelity Diversified International Fund, 2,048,301 units	40,044,282
* Fidelity Investments	Fidelity Aggressive Growth Fund, 1,048,469 units	17,561,856
* Computer Associates International, Inc.	Computer Associates Stock Fund, 5,388,803 units	157,751,385
*Plan participants	Loans to participants with interest rates ranging from 5.75% to 10.5% and terms from 1 year to 20 years	11,567,063

	Total	$711,747,887

See accompanying independent auditors' report.